

March 30, 2012

Mr. Paul Petit
Principal Executive, Financial and
Accounting Officer
Naprodis, Inc.
13250 Gregg Street, Suite F
Poway, California 92064

>   **Re: Naprodis, Inc.**
>   **Registration Statement on Form S-1**
>   **Amendment No. 7 filed March 23, 2012**
>   **File No. 333-122009**

Dear Mr. Petit:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

FORM S-1

Interim Financial Statements
Note 10 – Subsequent Events, page 26

1. Although you effectively acknowledge in response to prior comment 4 that the issue date is the date when the financial statements are filed in a public report, you continue to indicate in your interim financial statements that you evaluated subsequent events only through March 16, 2012 when you filed your registration statement on March 23, 2012. Please revise your disclosure to either:
    *   Update the identified issuance date to be the same as your filing date; or
    *   Remove reference to a specific date and represent to us separately that you do indeed evaluate subsequent events and their potential impact on the financial statements and related disclosures through the date of filing.

Mr. Paul Petit
Naprodis, Inc.
March 30, 2012
Page 2

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mark Brunhofer, Review Accountant, at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug, Senior Counsel, at (202) 551-3862, Dan Greenspan, Branch Chief, at (202) 551-3623, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: William T. Hart, Esq.